Exhibit 3.2

BYLAW AMENDMENT RESOLUTION

WHEREAS, the Bylaws of the Corporation be amended to correct a drafting error regarding the filling of vacancies on the Board of Directors of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that Article 3, Section 3.13 “Vacancies” be amended to read as follows:

Section 3.13  Vacancies.  A vacancy on the Board may occur by the resignation, removal, or death of an existing Director, or by reason of increasing the number of Directors on the Board as provided in these Bylaws.  Except as may be limited by the Articles of Incorporation, any vacancy occurring in the Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum.  A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, except that a vacancy filled by reason of an increase in the number of Directors shall be filled by the Board for a term of office continuing only until the next election of Directors by Shareholders.

T.J.T., INC.

By	/s/ John W. Eames III
John W. Eames III, Secretary